Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

			For the six
	For the three months ended:		months
			ended
	March 31,	June 30,	June 30,
	2000	2000	2000

Basic weighted average shares outstanding	12,265,489	10,568,189	11,416,839

Stock options

Options at $5.44	1,091		546

Options at $5.38	2,820		1,410

Options at $5.00	10,555		5,278

Options at $4.75	1,352		676

Options at $4.50	19,500		9,750

Options at $4.38	21,801		10,901

Options at $2.67	1,961	1,431	1,696

Diluted weighted average shares outstanding	12,324,569	10,569,620	11,447,096

Net income ($000’s)	$1,597	$1,791	$3,388

Net income per share:

Basic income per share	$0.13	$0.17	$0.30

Diluted income per share	$0.13	$0.17	$0.30

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